# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Faeth Therapeutics, Inc., CIK 0001829802
CUSIP: 81728A207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 701 Tillery Street #12 #1010, Austin, Texas (TX), 78702
Date of event which requires filing of this statement: 06/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001569064

## Reporting persons
- Suvretta Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,020,103; sole dispositive power 0; shared dispositive power 2,020,103; aggregate amount beneficially owned 2,020,103 (7.8% of the class)
- Averill Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,722,652; sole dispositive power 0; shared dispositive power 1,722,652; aggregate amount beneficially owned 1,722,652 (6.7% of the class)
- Aaron Cowen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,020,103; sole dispositive power 0; shared dispositive power 2,020,103; aggregate amount beneficially owned 2,020,103 (7.8% of the class)

## Item 1. Issuer
Name of issuer: Faeth Therapeutics, Inc.
Address of issuer's principal executive offices: 701 Tillery Street #12 #1010, Austin, Texas 78702

## Item 2. Person Filing
Name of person filing:
The persons filing this Schedule 13G are Averill Master Fund, Ltd., a Cayman Islands exempted company ("Averill Master Fund"), Suvretta Capital Management, LLC, a Delaware limited liability company ("Suvretta Capital"), and Aaron Cowen ("Mr. Cowen") (collectively, the "Reporting Persons"). The agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit A hereto.

The CUSIP provided in this statement is the CUSIP for shares of common stock, par value $0.0001 per share ("Common Stock") of Faeth Therapeutics, Inc. (the "Issuer").
Address of principal business office or, if none, residence: The address of the principal office of (i) Averill Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and (ii) each of Suvretta Capital and Mr. Cowen is c/o Suvretta Capital Management, LLC, 540 Madison Avenue, 7th Floor, New York, New York 10022.
Citizenship: Averill Master Fund is a Cayman Islands exempted company. Suvretta Capital is a Delaware limited liability company. Mr. Cowen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference herein.

Mr. Cowen is the control person and managing member of Suvretta Capital and may be deemed to control Averill Master Fund. Mr. Cowen disclaims beneficial ownership of all shares of Common Stock held by Averill Master Fund, other than to the extent of any pecuniary interest therein. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference herein. The percentage set forth in Row 11 of each Reporting Person's cover page is based on 25,778,754 shares of Common Stock outstanding as of June 15, 2026, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 18, 2026.

Suvretta Capital Management, LLC - 7.8%

Aaron Cowen - 7.8%

Averill Master Fund, Ltd. - 6.7%
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the number of securities of the Issuer beneficially owned by such Reporting Person as to which such Reporting Person has the sole power to vote or to direct the vote and is incorporated by reference herein.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the number of securities of the Issuer beneficially owned by such Reporting Person as to which such Reporting Person has the shared power to vote or to direct the vote and is incorporated by reference herein.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the number of securities of the Issuer beneficially owned by such Reporting Person as to which such Reporting Person has the sole power to dispose or to direct the disposition of and is incorporated by reference herein.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the number of securities of the Issuer beneficially owned by such Reporting Person as to which such Reporting Person has the shared power to dispose or to direct the disposition of and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Suvretta Capital Management, LLC. None of those advisory clients, other than Averill Master Fund, may be deemed to beneficially own more than 5% of the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Control Person Identification

## Signatures
- Suvretta Capital Management, LLC: /s/ Andrew Nathanson, General Counsel and Chief Compliance Officer (06/23/2026)
- Averill Master Fund, Ltd.: /s/ Andrew Nathanson, Authorized Signatory (06/23/2026)
- Aaron Cowen: /s/ Aaron Cowen, Aaron Cowen (06/23/2026)